Exhibit 99.2
Stock Option Exchange Program — Targeted email from Christine Rury to employees potentially eligible for the Option Exchange Program
Communications channel: Email
Audience: Potentially Eligible Employees
Distribution date: Monday, July 25, 2011
Subject: Stock Option Exchange Program
As part of our compensation philosophy, we have granted stock options from time to time to motivate team members to think and act like stockholders by allowing them to benefit from increases in the value of our stock. The decline over the past five years in our stock price, however, has negatively affected the retention and motivation value of many team members’ stock options. You’ve probably heard the term “underwater” to describe options that cannot be exercised.
Because some options were granted when our stock price was higher, those options have an exercise price that is substantially higher than our current stock price, making them “underwater” options.
To create an opportunity to restore value to these “underwater” options, the Company’s stockholders and Board of Directors have approved an amendment to the Pinnacle Entertainment, Inc. 2005 Equity and Incentive Performance Plan, as amended (the “Plan”), to permit a one-time, value-for-value stock option exchange program. This program would allow eligible team members to surrender certain outstanding underwater stock options in exchange for a lesser number of new stock options with a lower exercise price.
Details of the proposed program can be found in our proxy statement filed with the Securities and Exchange Commission (“SEC”). A copy of the proxy can be accessed at http://investors.pnkinc.com/financials.cfm or www.sec.gov. The proxy statement may answer some of your questions about the how the program would work.
Specific details about the option exchange program, including the exchange ratios and the number of new stock options you will receive in the exchange program, are not yet available. Those details are dependent upon the Board Compensation Committee approvals and other factors, including the stock price at the time the program would begin. If and when the exchange program begins, eligible team members will receive detailed information and have at least 20 business days to make a decision about whether to participate. Therefore, no employee action is required at this time. We expect that the exchange program will begin in August 2011 and end in September 2011.
The proxy statement is the only source of information regarding the proposed program available at this time, and team members are encouraged to read the proxy statement. Please do not call or contact the HR department or other executives as all information regarding the program will be provided in writing and will be filed with the SEC.
The option exchange described in this e-mail has not yet commenced. Pinnacle will file a Tender Offer Statement on Schedule TO with the SEC upon any commencement of an option exchange. Persons who are eligible to participate in the option exchange will be notified of the commencement of the program and should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange program.

You will be able to obtain the written materials described above and other documents filed by Pinnacle with the SEC free of charge from the Company’s Web site at http://investors.pnkinc.com/financials.cfm or the SEC’s Web site at www.sec.gov. In addition, you may obtain free copies of the documents filed by Pinnacle with the SEC by directing a written request to: Pinnacle Entertainment, Inc., 8918 Spanish Ridge Avenue, Las Vegas, Nevada 89138, Attention: Investor Relations.
Sincerely,
Christine Rury — Senior Vice President of Human Resources